UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-51446
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONSOLIDATED COMMUNICATIONS 401(k) PLAN FOR TEXAS BARGAINING ASSOCIATES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
121 South 17th Street
Mattoon, IL 61938-3987

CONSOLIDATED COMMUNICATIONS
401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES

Financial Statements.
Exhibits. The following exhibit is filed as a part of this annual report:

No.	Description

Exhibit 23.1	Consent of West & Company, LLC

CONSOLIDATED COMMUNICATIONS
401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
For the years ended December 31, 2008 and 2007
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONSOLIDATED COMMUNICATIONS 401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES

Pages(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits	3

Statements of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-15

SUPPLEMENTAL SCHEDULES:

Schedule of Assets Held At End of Year	16

Schedule of Reportable Transactions	17

Schedule of Assets Acquired and Disposed Within Year	18

WEST & COMPANY, llc

MEMBERS	CERTIFIED PUBLIC ACCOUNTANTS
&
E. LYNN FREESE	CONSULTANTS	OFFICES

RICHARD C. WEST	1009 SOUTH HAMILTON
KENNETH L. VOGT	P.O. BOX 80	EDWARDSVILLE
BRIAN E. DANIELL	SULLIVAN, ILLINOIS 61951	EFFINGHAM
JANICE K. ROMACK		GREENVILLE
DIANA R. SMITH		MATTOON
D. RAIF PERRY	(217) 728-4307	SULLIVAN
JOHN H. VOGT	www.westcpa.com
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrators of the
Consolidated Communications 401(k) Plan
For Texas Bargaining Associates
We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Communications 401(k) Plan for Texas Bargaining Associates as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, of the Consolidated Communications 401(k) Plan for Texas Bargaining Associates as of December 31, 2008 and 2007, and for the years then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Member of Private Companies Practice Section

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2008, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment, reportable transactions, and assets acquired and disposed within year are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2008, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ West & Company, LLC June 15, 2009
Sullivan, Illinois

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2008	2007
ASSETS:
Investments at fair value:
MassMutual Guaranteed Interest Accounts	$1,243,418	$549,506
MassMutual Separate Investment Accounts	3,701,793	5,802,391
Employer common stock	6,879	5,659

Total investments	4,952,090	6,357,556

Receivables:
Employer contributions	—	4,548
Participant contributions	—	23,355

Total receivables	—	27,903

Participant loans	341,190	280,580

Net assets reflecting investments at fair value	5,293,280	6,666,039

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	57,555	20,391

Net assets available for plan benefits	$5,350,835	$6,686,430

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended December 31,

	2008	2007
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$59,721	$39,270
Net appreciation (depreciation) in fair value of investments	(1,962,950)	333,141

	(1,903,229)	372,411

Contributions:
Participants and rollovers	624,588	598,409
Employer	126,520	253,650

Total contributions	751,108	852,059

Total additions	(1,152,121)	1,224,470

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid	181,384	164,527
Administrative expenses	2,090	1,710

Total deductions	183,474	166,237

Net (decrease) increase	(1,335,595)	1,058,233

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,686,430	5,628,197

End of year	$5,350,835	$6,686,430

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following description of Consolidated Communications 401(k) Plan for Texas Bargaining Associates provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan with a 401(k) feature covering all bargaining (union) employees of Consolidated Communications, Inc. (the “Company”) who belong to the Communications Workers of America Union (Lufkin-Conroe). Union employees who have completed one year of service (minimum 1,000 hours of service) and have reached age twenty-one are eligible. Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied. The Plan was amended effective January 1, 2008 to eliminate the year of service requirement.

The Plan was established March 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are subject to certain limitations set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 investment options.

The Company matches 50% of the first 3% of a participant’s compensation contributed to the Plan for employees hired before January 1, 2008. A Plan amendment effective January 1, 2008, increased the Company match to 100% of the first 6% of participant contributions for employees hired on or after January 1, 2008.

A new union contract was finalized in 2007. A ratification bonus of $750 was paid to each active employee as an employer profit sharing contribution to their 401k account. A total employer contribution of $138,750 was contributed to 185 employees in December, 2007.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus gains and losses thereon is based on years of service. A participant is 100 percent vested after three years of service in the Company match contribution. Participants are immediately vested in profit sharing contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals. Participants who terminate service due to death or disability become 100% vested in their account balance. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. The Plan allows distributions to be made in employer stock as well as in cash.

If the value of a participant’s vested interest is less than $1,000, then a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.25% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer contributions. At December 31, 2008 and 2007, the total forfeited nonvested accounts are not significant to the financial statements as presented. No forfeitures were used to reduce employer contributions during 2008 and 2007.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), which expands the disclosures of fair value measurements. See note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net gains and losses from investment transactions are computed by the Plan custodian. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES (Continued)
Administrative Expenses

All administrative expenses charged to the Plan are paid directly by the Plan Administrator. Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings. Plan expenses which are incurred by, or are attributable to, a particular participant based on use of a particular Plan feature are deducted directly from the participant’s account. Examples of these administrative expenses are loan processing fees, distribution fees, and other administrative charges.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.
3.	INVESTMENTS

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2008		2007
	Units	Value	Units	Value
MassMutual Separate Investment Accounts:
MassMutual Premier Core Bond	357	$551,208	317	$489,960
MassMutual Retirement 2020	4,697	318,844	—	—
MassMutual Select Indexed Equity	6,871	1,712,499	7,423	2,951,490
MassMutual Premier International Equity	1,051	321,623	1,282	688,534
MassMutual Destination Retirement 2020	—	—	2,265	557,984
MassMutual Guaranteed Investment Accounts	103,506	1,300,973	46,996	569,897

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
3.	INVESTMENTS (Continued)

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value by $(1,962,950) and $333,141, respectively, as follows:

	2008	2007
MassMutual Separate Investment Accounts	$(1,961,107)	$333,394
Consolidated Communications Holdings, Inc. common stock	(1,843)	(253)

	$(1,962,950)	$333,141

4.	FAIR VALUE MEASUREMENTS

Statement of Financial Accounting Standards No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset of liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability’s has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
4	FAIR VALUE MEASUREMENTS (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed interest accounts: Valued at liquidation value based on actuarial formula as defined under the terms of the contract. No observable price. Valued by MassMutual.

Separate investment accounts: Unit value calculated based on observable net asset value of the underlying investment. Valued by outside agency (Unival).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
4.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock	$—	$6,879	$—	$6,879
Participant loans	—	—	341,190	341,190
Guaranteed interest accounts	—	—	1,243,418	1,243,418
Separate investment accounts	—	3,701,793	—	3,701,793

Total assets at fair value	$—	$3,708,672	$1,584,608	$5,293,280

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Guaranteed	Participant
	interest accounts	loans
Balance at December 31, 2007	$549,506	$280,580

Change in unrealized appreciation (depreciation)	(37,164)	—
Purchases, sales, issuances, and settlements, net	—	60,610
Net cash flow activity at contract value	731,076	—

Balance at December 31, 2008	$1,243,418	$341,190

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
5.	INVESTMENT CONTRACT WITH MASSMUTUAL

The Plan holds a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with issuer, but it may not be less than 3.40% and 4.00% at December 31, 2008 and 2007, respectively. Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the Plan of one or more groups or classifications or participants; (6) partial or complete Plan termination; or (7) Plan disqualification. The Plan administrators do not believe that the occurrence of any such terminating events, which may limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 3.80% and 3.68% for 2008 and 2007, respectively.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although, the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

9.	PLAN AMENDMENTS

As described in note 1, the Plan was amended effective January 1, 2008 to increase company match contributions to 100% of the first 6% of participant contributions for employees hired on or after January 1, 2008. In addition, the one year of service requirement was removed effective January 1, 2008, and the employer match contributions changed to equal a discretionary percentage, to be determined by the employer, of the participant’s elective deferrals.

Effective October 1, 2007, the Plan was amended to allow a discretionary profit sharing contribution to all union employees employed on the ratification date of the most recent collective bargaining agreement. Employees will be 100% vested in this contribution.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
10.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2008 and 2007, the Plan held 764 and 441 shares of common stock with fair values of $6,879 and $5,659, respectively.

Certain Plan investments are units of guaranteed interest and pooled separate accounts managed by MassMutual, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also permits loans to participants, which also qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

SUPPLEMENTAL SCHEDULES

CONSOLIDATED COMMUNICATIONS 401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES
FEIN: 02-0636475
PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4(I) — SCHEDULE OF ASSETS HELD AT END OF YEAR
As of December 31, 2008

	(c)			(e)
(b)	Current	(d)		Current
Identity of Issue	Units/Shares	Cost		Value
MassMutual:
MassMutual Premier Core Bond	357	*	*	$551,208
MassMutual Select Focused Value	780	*	*	116,233
MassMutual Select Indexed Equity	6,871	*	*	1,712,499
MassMutual Premier International Equity	1,051	*	*	321,623
MassMutual Select Large Cap Value	794	*	*	99,339
MassMutual Select Mid Cap Growth II	957	*	*	151,554
MassMutual Select Small Cap Value Equity	569	*	*	36,806
MassMutual Growth America	1,839	*	*	134,740
MassMutual International Bond	39	*	*	4,409
MassMutual Large Cap Value	725	*	*	46,867
MassMutual Mid Cap Value	40	*	*	3,099
MassMutual Premier Focused International	88	*	*	7,952
MassMutual Retirement 2010	262	*	*	19,630
MassMutual Retirement 2020	4,697	*	*	318,844
MassMutual Retirement 2030	1,031	*	*	65,294
MassMutual Retirement 2040	1,332	*	*	82,923
MassMutual Retirement 2050	25	*	*	1,667
MassMutual Retirement Income	6	*	*	499
MassMutual Select Small Cap Growth Equity	217	*	*	26,607
SF Guaranteed	103,506	*	*	1,300,973
Consolidated Communications Holdings, Inc. common stock, $.01 par value	764	*	*	6,879
Participant loans, 5.00-9.25%	—	—		341,190

*	Party-in-interest

**	Cost omitted for participant directed investments.

CONSOLIDATED COMMUNICATIONS 401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES
FEIN: 02-0636475
PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4(j) — SCHEDULE OF REPORTABLE TRANSACTIONS
As of December 31, 2008

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of	Description	Purchase	Selling	Cost of	of Asset on	Net Gain
Party Involved	of Asset	Price	Price	Asset	Transaction Date	or (Loss)
MassMutual	SIA-BP	$—	$471,171	$471,171	$471,171	$—
	SIA-LT	$471,171	$—	$—	$—	$—

CONSOLIDATED COMMUNICATIONS 401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES
FEIN: 02-0636475
PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4(I) — SCHEDULE OF ASSETS ACQUIRED AND DISPOSED WITHIN YEAR
As of December 31, 2008

Identity of Issuer, Borrower,	Cost of	Proceeds of
Lessor or Similar Party	Acquisition	Disposition
Participant Loans, 5.00%-9.25%	$—	$—

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Consolidated Communications, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Communications 401(k) Plan for Texas
Bargaining Associates, by Consolidated
Communications, Inc., as Plan Administrator

Date: June 29, 2009	/s/ Steven L. Childers Chief Financial Officer, Consolidated
Communications, Inc.

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